

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2021

Mark Learmonth
Chief Financial Officer
Caledonia Mining Corporation Plc
B006 Millais House
Castle Quay
St Helier
Jersey JE2 3EF

     Re: Caledonia Mining Corporation Plc
        Registration Statement on Form F-3
        Filed April 26, 2021
        File No. 333-255500

Dear Mr. Learmonth:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Energy & Transportation

cc: James Guttman, Esq.